UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Defined Strategy Fund Inc. (DSF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

24476Y100

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 24476Y100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  854,964

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  854,964

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

854,964

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

20.25%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
IQ Investment Advisors
4 World Financial Center, 6th Floor
New York, New York 10080

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 854,964 shares of DSF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 20.25% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of DSF fit the investment guidelines for various Accounts. Shares have been acquired since May 3, 2005.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 854,964 shares or 20.25% of the outstanding shares. George W. Karpus presently owns 11,123 shares. Mr. Karpus purchased shares on May 20, 2005 at $16.9 (2005 shares), June 10, 2005 at $16.96 (500 shares), August 8, 2005 at $16.81 (1000 shares), September 9, 2005 at $16.72 (2000 shares), December 29, 2005 at $15.63 (985 shares), May 22, 2006 at $16.19 (60 shares), May 23, 2006 at $16.36 (2900 shares), January 17, 2007 at $20.37 (2000 shares), May 2, 2007 at $21.39 (381 shares), June 7, 2007 at $21.49 (2500 shares), June 15, 2007 at $22.1 (425 shares), June 18, 2007 at $22.05 (200 shares), June 19, 2007 at $22.03 (200 shares), June 20, 2007 at $22.17 (175 shares), July 17, 2007 at $22.4 (450 shares), July 18, 2007 at $22.15 (288 shares), July 19, 2007 at $22.05 (262 shares), August 27, 2007 at $21.07 (50 shares), August 31, 2007 at $20.89 (50 shares), September 5, 2007 at $20.8 (5 shares), September 14, 2007 at $20.94 (75 shares), February 5, 2008 at $19.07 (185 shares) and on February 8, 2008 at $18.48 (125 shares). Mr. Karpus sold shares on January 13, 2006 at $17.81 (2566 shares), January 11, 2007 at $21.97 (2341 shares) and on January 16, 2008 at $20.02 (791 shares). Jo Ann Van Degriff presently owns 2,535 shares. Ms. Van Degriff purchased shares on May 19, 2005 at $16.78 (120 shares), June 7, 2005 at $16.74 (40 shares), June 8, 2005 at $16.66 (5 shares), April 19, 2006 at $16.13 (700 shares), January 29, 2007 at $20.4 (105 shares), January 30, 2007 at $20.4 (675 shares), January 31, 2007 at $20.5 (475 shares), February 1, 2007 at $20.64 (570 shares), February 2, 2007 at $20.68 (175 shares), February 28, 2007 at $20.11 (80 shares), March 1, 2007 at $19.9 (101 shares), March 2, 2007 at $19.76 (10 shares) and on March 5, 2007 at $19.71 (9 shares). Ms. Van Degriff sold shares on January 13, 2006 at $17.81 (77 shares), January 11, 2007 at $21.97 (268 shares) and on January 16, 2008 at $20.02 (185 shares). Sophie Karpus presently owns 178 shares. Ms. Karpus purchases shares on January 27, 2006 at $16.16 (100 shares) and on November 20, 2007 (125 shares). Ms. Karpus sold shares on January 11, 2007 at $21.97 (34 shares) and on January 16, 2008 $20.02 (13 shares). Kathy Crane presently owns 186 shares. Ms. Krane purchased shares on October 9, 2007 at $22.40 (125 shares), October 16, 2007 at $22.26 (28 shares) and on October 18, 2007 at $22.21 (47 shares). Ms. Krane sold shares on January 16, 2008 at $20.02 (14 shares). Dana R. Consler presently owns 875 shares. Mr. Consler purchased shares on May 25, 2005 at $16.77 (35 shares), May 26, 2005 at $16.76 (75 shares), May 26, 2005 at $16.67 (10 shares), February 9, 2006 at $16.28 (350 shares), February 7, 2007 at $20.68 (335 shares), June 14, 2007 at $21.9 (25 shares), June 15, 2007 at $22.07 (30 shares), June 19, 2007 at $21.99 (25 shares), June 20, 2007 at $22.12 (20 shares), June 22, 2007 at $21.94 (75 shares), June 29, 2007 at $22.19 (75 shares) and on February 5, 2008 at $19.06 (100 shares). 40 shares of DSF were transferred out of Mr. Consler's account on January 30, 2006. Mr. Consler sold shares on January 13, 2006 at $17.81 (35 shares), January 13, 2006 at $17.81 (21 shares), January 11, 2007 at $21.97 (127 shares) and on January 16, 2008 at $20.02 (57 shares). Karpus Investment Management Defined Benefit Plan presently owns 360 shares. The Benefit Plan purchased shares on May 24, 2005 at $16.91 (50 shares), June 27, 2006 at $16.87 (80 shares), and on February 5, 2008 at $19.07 (294 shares). The Plan sold shares on January 13, 2006 at $17.81 (23 shares), January 11, 2007 at $21.97 (36 shares) and on January 16, 2008 at $20.02 (5 shares). Karpus Investment Management Profit Sharing Plan presently owns 8,717 shares. The Plan purchased shares on May 20, 2005 at $16.9 (500 shares), June 9, 2005 at $16.84 (30 shares), September 30, 2005 at $16.08 (100 shares), February 8, 2006 at $16.22 (600 shares), February 9, 2006 at $16.28 (400 shares), March 29, 2006 at $16.68 (1800 shares), April 17, 2006 at $16.18 (585 shares), April 24, 2006 at $16.14 (65 shares), May 3, 2006 at $16.64 (700 shares), April 10, 2007 at $20.81 (250 shares), April 11, 2007 at $20.75 (59 shares), April 12, 2007 at $20.72 (80 shares), April 16, 2007 at $21.02 (611 shares), April 18, 2007 at $21.01 (12 shares), April 20, 2007 at $21.21 (67 shares), April 25, 2007 at $21.1 (7 shares), April 27, 2007 at $21.37 (470 shares), April 30, 2007 at $21.32 (30 shares), May 1, 2007 at $21.22 (126 shares), May 2, 2007 at $21.37 (32 shares), May 4, 2007 at $21.54 (121 shares), June 20, 2007 at $22.17 (500 shares), August 17, 2007 at $20.54 (55 shares), August 20, 2007 at $20.44 (17 shares), November 7, 2007 at $21.03 (500 shares), November 14, 2007 at $20.83 (178 shares), November 16, 2007 at $20.49 (150 shares), November 19, 2007 at $20.16 (24 shares), November 20, 2007 at $19.92 (847 shares), November 21, 2007 at $19.65 (42 shares), November 26, 2007 at $19.89 (51 shares), November 27, 2007 at $19.67 (300 shares), November 28, 2007 at $19.94 (400 shares), December 4, 2007 at $20.29 (57 shares), December 5, 2007 at $20.45 (193 shares), December 6, 2007 at $20.67 (29 shares), December 7, 2007 at $20.93 (32 shares), January 17, 2008 at $18.42 (517 shares), January 18, 2008 at $17.99 (139 shares), January 22, 2008 at $17.55 (24 shares), January 23, 2008 at $17.4 (54 shares), January 25, 2008 at $18.47 (30 shares), January 31, 2008 at $19.12 (30 shares), February 1, 2008 at $19.44 (35 shares), February 8, 2008 at $18.46 (35 shares), February 11, 2008 at $18.42 (16 shares), February 13, 2008 at $18.92 (20 shares), February 14, 2008 at $18.82 (13 shares), February 15, 2008 at $18.61 (19 shares), February 19, 2008 at $18.64 (20 shares), February 20, 2008 at $18.28 (48 shares), February 25, 2008 at $18.14 (33 shares) and on February 26, 2008 at $18.26 (42 shares). The Plan sold shares on January 13, 2006 at $17.81 (294 shares), January 11, 2007 at $21.97 (1525 shares) and on January 16, 2008 at $20.02 (559 shares). Garnsey Partners L.P. is a hedge fund managed by Karpus Management, Inc., of which George W. Karpus owns 6.62% and Kathy Crane owns 0.08%. Garnsey Parners presently owns 5,708 shares of DSF. None of the other principals of KIM presently own shares of DSF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 1/16/2008  (52,073)  $20.02
 1/17/2008  14,400   $18.45
 1/17/2008  (513)  $18.07
 1/18/2008  7,500   $17.99
 1/22/2008  7,100   $17.59
 1/22/2008  (5,311)  $17.66
 1/23/2008  800   $17.41
 1/24/2008  400   $18.46
 1/25/2008  6,800   $18.50
 1/25/2008  (56)  $18.42
 1/28/2008  1,500   $18.65
 1/28/2008  (700)  $18.64
 1/29/2008  (924)  $18.88
 1/30/2008  2,200   $19.04
 1/31/2008  1,300   $19.15
 2/1/2008  5,600   $19.47
 2/4/2008  3,400   $19.39
 2/5/2008  33,514   $19.06
 2/6/2008  6,132   $18.75
 2/8/2008  4,500   $18.48
 2/11/2008  1,500   $18.48
 2/11/2008  (252)  $18.45
 2/13/2008  7,000   $18.97
 2/14/2008  6,100   $18.90
 2/15/2008  4,200   $18.66
 2/19/2008  20,200   $18.66
 2/20/2008  4,000   $18.30
 2/22/2008  1,300   $18.20
 2/22/2008  (7)  $18.38
 2/25/2008  7,700   $18.17
 2/26/2008  2,900   $18.28
 2/27/2008  700   $18.34
 2/28/2008  800   $18.20
 2/28/2008  (880)  $18.22
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the DSF securities.

Item 7. Materials to be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice-President
Date:   March 4, 2008